August 20, 2009

René Lerer, M.D.
Chief Executive Officer
Magellan Health Services, Inc.
55 Nod Road
Avon, CT 06001

       Re: Magellan Health Services, Inc.
             Form 10-K for the Year Ended December 31, 2008
             Filed February 27, 2009
             Schedule 14A filed April 8, 2009
             File No. 001-6639

Dear Dr. Lerer:

     We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed April 8, 2009

Executive Compensation: Compensation Discussion and Analysis, page 21

1. Please provide proposed disclosure to be included in your 2009 proxy statement identifying the "broad-based market surveys" used in the compilation provided to the compensation committee by Steven Hall & Partners. To the extent any of the "market survey data" which is summarized in this compilation can be identified as well, please include such names or the nature of the information included in the

summaries. Also, please note that the committee reviews the public filings of the identified comparable companies in its compensation deliberations.

2. We note your statement in response to prior comment 5, "The Company further advises the Staff that all references to individual performance 'targets' or 'goals'…relate to qualitative/subjective criteria of a nature permitted to be omitted from the 2009 proxy statement pursuant to SEC Staff Regulation S-K CDI Q.118.04 (July 3, 2008). The committee's evaluation of individual performance is not tied to a mathematical formula measuring achievement of qualitative criteria but rather is a subjective evaluation of overall performance."

We advise you that the referenced CD&I requires that you provide an analysis regarding the materiality of the requested information and the competitive harm that would result from its disclosure. We further advise you that in evaluating executive compensation disclosure we consider information regarding individual performance targets and goals material to an understanding of the process undertaken by the company in making compensation decisions. We are generally only willing to grant confidential treatment for executive compensation information if you can demonstrate how the disclosure of this information will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. Please provide us with a detailed analysis identifying the corporate and individual goals and targets and demonstrating how the disclosure of this information could be harmful to your company. Alternatively, provide us with proposed disclosure relating to the specific elements and criteria your CEO and compensation committee will consider when determining compensation for 2009. Your discussion should clarify that the committee's evaluation of individual performance is not tied to a mathematical formula measuring achievement but rather is subjective in nature.

To the extent that you are concerned about the release of our correspondence, you may request confidential treatment pursuant to Rule 83. In order to do this, please file on EDGAR your supplemental response requesting confidential treatment under Rule 83, redacting the information you argue to be confidential. Please note that only those words, numbers and phrases for which confidentiality is necessary should be redacted. Further, an unredacted copy of your supplemental response requesting Rule 83 treatment must be mailed directly to the Staff.

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Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comment and provide any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3575 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeffrey P. Riedler
Assistant Director